Exhibit 99.1

Cool Company Ltd. - Ex Dividend

HAMILTON, Bermuda--(BUSINESS WIRE)--September 8, 2023--The shares in Cool Company Ltd. (NYSE: CLCO / CLCO.OL) will be traded ex dividend of $0.41 per share for the second quarter of 2023 as of today, September 8, 2023.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Contacts

For more information, questions should be directed to:
c/o Cool Company Ltd - +44 207 659 1111 / ir@coolcoltd.com

Richard Tyrrell - Chief Executive Officer
John Boots - Chief Financial Officer